July 7, 2006
U.S. Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	FelCor Lodging Trust Incorporated
Form 10-K for the year ended December 31, 2005
Filed March 15, 2006
File No. 001-14236
Ladies and Gentlemen:
On behalf of FelCor Lodging Trust Incorporated, a Maryland corporation, or FelCor, we hereby file via EDGAR with the Securities and Exchange Commission, a response to Ms Linda van Doorn’s letter to FelCor dated June 19, 2006. For your convenience, we have repeated each comment prior to the response.
Form 10-K for the year ended December 31, 2005
Financial Statements and Notes
Consolidated Statements of Operations, page F-5
1.	We note that you classify impairment losses related to your hotel properties as a component of non-operating income (loss) in your consolidated statements of operations. In future filings, please revise your statement of operations to present impairment losses related to properties held for use as a component of operating income (loss). Refer to Rule 5-03 of Regulation S-X and paragraph 25 of SFAS 144.
In future filings we will present impairment losses related to properties held for use as a component of operating income (loss).
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545 E. John Carpenter Frwy., Suite 1300 Irving, TX 75062
972-444-4900 ~ Fax: 972-444-4949

Note 6, Investment in Unconsolidated Entities, page F-16
2.	We note from your disclosure that a portion of your equity in income from unconsolidated entities in 2004 relates to income generated from the sale of a residential condominium development. Please tell us whether revenue from the sale of condominium units is recognized using the completed contract method or percentage of completion method of accounting. If the percentage of completion method of accounting is applied, please advise us how the sale meets the criteria in paragraph 37(a) through 37(d) of SFAS 66, including how the sale meets the requirements of paragraphs 4 and 12 or SFAS 66. In this regard, please clarify how your equity method investee assesses whether the buyer of a condominium unit has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit. Refer to paragraph 37(d) of SFAS 66. Finally, please also advise us of your revenue recognition policy with respect to the sale of individual condominium units related to the Royale Palms condominium development disclosed on page 3.
We and our equity method investee recognize revenue from the sale of condominium units using the completed contract method. For the Royale Palms condominium development, we intend to recognize revenue upon the transfer of title of the condominiums using the completed contract method. In future filings we will disclose in our revenue recognition policy included in our Summary of Significant Accounting Policies, that we and our equity method investee use the completed contract method for revenue recognition of condominium sales.
We acknowledge the following:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
If any members of the staff have any questions concerning the above responses or desire further information or clarification in connection therewith, he or she should contact me at (972) 444-4936.
Sincerely,
/s/ Lester C. Johnson
Lester C. Johnson
Senior Vice President and Controller
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545 E. John Carpenter Frwy., Suite 1300 Irving, TX 75062
972-444-4900 ~ Fax: 972-444-4949